EXHIBIT 99.1

Vicinity Motor Corp. Partners with Aereus Technologies to Offer Next-Generation Antimicrobial Treatment for Vehicles

Patented, Antimicrobial Treatment Protects Vehicles from Harmful Bacteria Transmission, Improving Confidence in Rider Safety for Public Transit Operators

VANCOUVER, BC – Sept. 30, 2021 - Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) (“Vicinity Motor” or the “Company”), a leading supplier of electric, CNG, gas and clean diesel vehicles, today announced it has partnered with Aereus Technologies to offer its CuVerro Shield™ technology – a permanent antimicrobial treatment option for high-touch areas of Vicinity vehicles.

CuVerro Shield™, a patented non-chemical treatment helps protect transit passengers and operators from the transmittal of harmful bacteria* for the entire service life of the vehicle through standard cleaning and upkeep. Aereus’ antimicrobial solutions provide a one-time copper-based application on surfaces that works 24x7, never wears off, and kills 99.9% of bacteria in two hours. CuVerro Shield™ is registered with the U.S. Environmental Protection Agency (EPA) and Health Canada Pest Management Regulatory Agency (PMRA) to make specific health claims.

CuVerro Shield™ will be an optional feature on all Vicinity™ Classic and Lightning™ EV buses. The technology is also available for retrofit application for all current operating fleets of Vicinity™ buses throughout North America.

“With the increasing awareness and need for antimicrobial strategies in the public space, we believe that both transit vehicle operators and passengers can benefit from CuVerro Shield™,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “Aereus Technologies has created an impressive and cost-effective solution with its non-tarnishing copper alloy technology that has permanent efficacy over the life of the vehicle. This allows our long-time customers to easily retrofit existing vehicles without a significant impact to vehicle availability.”

“We are leveraging this health and safety technology enhancement for our Vicinity™ buses to position us for early leadership and growth in what we believe will become the new normal technology to deal with what has become an ongoing public health issue. We believe offering CuVerro Shield™ health and safety enhancements will add to our competitive advantages and help to further expand our market share throughout North America,” concluded Trainer.

VMC today announces that certain Eligible Directors have requested that their respective director’s remuneration for the calendar year 2021 be paid in Deferred Share Units (“DSUs”) and accordingly, the Company has granted 28,671 DSUs in connection with Directors Remuneration for Q3.

About Aereus Technologies

Aereus Technologies has partnered with Olin Brass, one of the world’s oldest, most innovative and diverse producers of copper alloys, to introduce CuVerro Shield™ by Aereus Technologies. A familiar technology throughout healthcare as a US EPA registered antimicrobial copper that begins killing 99.9% of bacteria* on contact. For more information, please visit www.aereustech.com.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) is a leading supplier of electric, CNG and clean-diesel vehicles for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a market segment leadership position in Canada, are produced by the Company’s world-class manufacturing partners or at the soon to be completed Buy America Act compliant assembly facility being built in Washington state. Vicinity’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW for batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Aereus Technologies Contact:

Terry Frank

EVP Sales & Marketing

416-882-2894

t.frank@aereustech.com

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding anticipated demand and adoption of antimicrobial solutions for vehicles, vehicle deliveries, future sales, vehicle market acceptance and strategic partnerships, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.